June 1, 2015 FILED VIA EDGAR Mr. John Reynolds Assistant Director United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	CAMECO CORPORATION Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3 Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

Dear Mr. Reynolds:

Cameco Corporation (“Cameco”)

Form 40-F for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

File No. 001-14228

We refer to the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding Cameco’s most recent annual report on Form 40-F, as set out in your letter dated May 15, 2015 addressed to Grant Isaac (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. The numbered paragraphs and headings below correspond to the headings and numbers used in the Comment Letter. For ease of reference, we have repeated each comment in italics before providing our response.

Mine Safety disclosure, page 4

1.	We note your statement that neither Cameco Corporation nor any of its subsidiaries is the operator of any coal or other mine, as those terms are defined in section 3 of the Federal Mine Safety and Health Act of 1977. Supplementally, please explain this statement considering that your Smith Ranch, Highland, North Butte, Brown Ranch facilities are located in Wyoming, your Crow Butte facilities are located in Nebraska, and all these facilities utilize an In Situ Recovery (ISR) process to extract and process uranium.

NUCLEAR. The Clean Air Energy.

Mr. John Reynolds

June 1, 2015

Form 40-F for the Year Ended December 31, 2014, File No. 001-14228

Section 3(h)(1) of the Mine Safety and Health Act of 1977 defines the term “coal or other mine” as follows:

(A) an area of land from which minerals are extracted in nonliquid form or, if in liquid form, are extracted with workers underground, (B) private ways and roads appurtenant to such area, and (C) lands, excavations, underground passageways, shafts, slopes, tunnels and workings, structures, facilities, equipment, machines, tools, or other property including impoundments, retention dams, and tailings ponds, on the surface or underground, used in, or to be used in, or resulting from, the work of extracting such minerals from their natural deposits in nonliquid form, or if in liquid form, with workers underground, or used in, or to be used in, the milling of such minerals, or the work of preparing coal or other minerals, and includes custom coal preparation facilities… [emphasis added]

The uranium In Situ Recovery (ISR) process used at the facilities in Wyoming and Nebraska, which is the only mining method used by Cameco and its subsidiaries in the United States, involves injecting a solution into the ground through a pattern of injection wells in order to dissolve the uranium deposits. The uranium-bearing solution, in liquid form, is brought back to the surface through recovery wells. As a result, we have stated that neither Cameco nor any of its subsidiaries is the operator of any “coal or other mine” because the minerals at those facilities are being extracted in liquid form without the use of workers underground.

Exhibit 99.1 Mineral Reserves, page 69

2.	We note that you used an average uranium price of $70 (US) per pound U308 in the determination of your proven and probable mineral reserves. While spot and long-term contract prices have declined, higher average uranium prices for your proven and probable mineral reserves were increased in anticipation of higher prices you may receive under long-term delivery contracts even though these contracts include adjustments based on the long-term contract and spot prices. Please tell us how you determine your reserve pricing used in the calculation of your mineral reserves and provide the forecast price evaluation. In your response please address the decline in Spot and Long-term contract uranium prices as noted in the table below[1] which are compared to Cameco’s realized and reserve prices.

[1]	We have reproduced the table as it appears in the Comment Letter. However, we wish to draw the following to your attention. In the 2007 column, the price noted as Cameco’s reserve price is US$59.00. That price, in fact, was the three-year average historic price calculated by Cameco for the purposes of reserve estimation in accordance with Industry Guide 7. The price used by Cameco for estimating reserves in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) was US$49.00. Likewise, in the 2008 column, the reference to US$70 is to the three year historic average price calculated for the purposes of Industry Guide 7, while in fact the price used by Cameco for NI 43-101 purposes was US$47.00. We draw this to your attention because all of the other prices shown in the Cameco reserve price column are the prices used by Cameco for NI 43-101 purposes. Finally, we note that the 2014 average long term price is shown as US$43.46, but should in fact be US$46.46.

Mr. John Reynolds

June 1, 2015

Form 40-F for the Year Ended December 31, 2014, File No. 001-14228

Uranium Price	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Average Spot	$33.21	$38.17	$48.40	$56.36	$46.83	$46.06	$61.58	$99.29	$49.60	$28.67	$18.60
Average Lt	$43.46	$54.13	$60.13	$66.79	$60.92	$65.50	$82.50	$90.83	$49.90	$30.66	$20.00
Cameco Realized Price	$47.53	$48.35	$47.72	$49.17	$43.63	$38.25	$39.52	$37.47	$20.62	$15.45	$12.89
Cameco Reserve Price	$70.00	$63.75	$61.00	$61.00	$56.50	$54.00	$70.00	$59.00	$38.50	$22.70	$21.80

As we explained in our response letter dated May 28, 2014 to Ms. Tia L. Jenkins of the Commission’s staff (in response to her comment letter dated May 14, 2014), in compliance with NI 43-101, we determine the uranium pricing used in the estimation of our mineral reserves annually on the basis of a combination of factors. These factors are:

•	the prices payable to us under our existing long-term delivery contracts, to the extent that volumes are already subject to contractual commitments; and

•	our expectations regarding long-term and spot prices over a future period of ten years, or longer, in respect of uncommitted volumes.

With respect to the prices payable under our existing contracts, we take into account the composition of our long-term uranium contract portfolio, including its allocation between fixed-price contracts and market-related contracts, and the specific terms of those existing contracts, including the volumes they cover. As stated on page 12 of our annual information form for the year ended December 31, 2014 (Exhibit 99.1 to our Form 40-F), we target a ratio of 40% fixed-pricing and 60% market-related pricing in our portfolio of long-term contracts. Our fixed-price long-term contracts are typically based on prevailing long-term delivery prices at the time the contract is entered, with the price escalating over the term of the contract. We also enter into market-related contracts, which may be based on either the spot price or the long-term price, as such price will be quoted at the time of delivery rather than at the time the contract is made. However, these contracts with market-related pricing will often include minimum (floor) price provisions, and sometimes also maximum (ceiling) price provisions, which escalate over the term of the contract.

Our expectations regarding future long-term and spot prices are derived from Cameco’s projections of expected supply and demand levels. The views and opinions of both Cameco’s internal experts and various external industry experts are taken into account. We consider, but do not rely exclusively upon, uranium market studies published by Ux Consulting Company, LLC and by TradeTech, LLC, both of which are leading nuclear industry consulting companies. Our expectations regarding future prices are considered in combination with the extent to which we plan to enter into additional long-term delivery contracts in the future (whether at fixed prices or market-related prices), and the extent to which we plan to make spot market sales. We also take into account our planned strategic timing for entry into long-term delivery contracts, the pricing terms we will seek to negotiate and the delivery volumes that we will seek to have covered, all in light of the prices we expect to be prevailing both at the time the contract is entered and over the life of the contract.

Mr. John Reynolds

June 1, 2015

Form 40-F for the Year Ended December 31, 2014, File No. 001-14228

After taking all of these factors into account, we estimated an average realized uranium delivery price of US$70 for our uranium reserves and resources over the next ten years or more.

You noted that the average uranium price we have used for our reserve and resource estimates has increased, while spot and long-term contract prices have declined. We understand that the Commission staff typically requires registrants subject to Industry Guide 7 to use three-year average historic metals prices when calculating reserve estimates. However, under NI 43-101 we are permitted to, and do, take all of the factors noted above into account in assessing the average price that we reasonably expect to realize from future sales for the purpose of the economic models used to make our reserve and resource estimates. As noted above, consistent with uranium market studies published by leading nuclear industry consulting companies, we expect significant increases in spot and long-term prices over the next ten years. We plan to recognize the benefit of those higher prices as we enter long-term contracts and make spot sales in the future. We also continue to recognize the benefit of long-term delivery contracts entered into during years when prices were higher, as only some of these long-term delivery contracts include “ceiling” price adjustment provisions, and those which do also generally contain “floor” price provisions which operate to our advantage.

Finally, please note that our reserves estimates are relatively insensitive to variations in uranium prices. Had we estimated an average price of US$63.75 for 2014 as we had in 2013, our reserve estimates would not have changed. Likewise, the increase in our estimated average price from US$61.00 to US$63.75 in 2013 had no impact on our reserve estimates. Accordingly, there should be no cause for concern that the increase in our estimated average price over the past two years has resulted in any overstatement of our current reserve estimates.

* * * * *

As requested, we acknowledge that:

•	Cameco is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cameco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

June 1, 2015

Form 40-F for the Year Ended December 31, 2014, File No. 001-14228

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer